UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ALBIREO PHARMA, INC.

(Name of Subject Company (Issuer))

ANEMONE ACQUISITION CORP.

(Offeror)

a wholly owned subsidiary of

IPSEN BIOPHARMACEUTICALS, INC.

(Offeror)

a wholly owned subsidiary of

IPSEN PHARMA SAS

(Offeror)

a wholly owned subsidiary of

IPSEN S.A.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

01345P106

(CUSIP Number of Class of Securities)

Francois Garnier, EVP, General Counsel and Chief Business Officer

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt, France

Tel. +33 1 58 33 50 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Tony Chan, Esq. Orrick, Herrington & Sutcliffe LLP Columbia Center 1152 15th Street, N.W. Washington, DC 20005-1706	Niki Fang, Esq. Lynne T. Hirata, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on January 23, 2023 by Anemone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation and wholly owned subsidiary of Ipsen Pharma SAS, a French société par actions simplifiée and wholly owned subsidiary of Ipsen S.A., a French société anonyme, to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of Albireo Pharma, Inc., a Delaware corporation, at a price of $42.00 per Share, to the holder in cash, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive a payment in cash of $10.00 per CVR, contingent upon the achievement of a certain milestone, in each case, without interest and subject to any required withholding taxes, as described in the Offer to Purchase dated January 23, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to all of the applicable items in the Schedule TO and is supplemented by the information specifically provided in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND ITEM 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at 11:59 p.m., Eastern Time, on March 1, 2023. The Paying Agent has advised Purchaser that, as of the Expiration Time, 12,229,316 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 59% of the then outstanding Shares. As a result, the Minimum Condition has been satisfied. In addition, the Paying Agent has advised Purchaser that, as of the Expiration Time, Notices of Guaranteed Delivery had been received for 5,618,538 Shares, representing approximately 27% of the then outstanding Shares.

Furthermore, as of March 1, 2023 at 11:59 p.m., Eastern Time, the required waiting period under the HSR Act with respect to the Offer and the Merger expired. Accordingly, the Regulatory Condition has been fully satisfied.

As the Minimum Condition, the Regulatory Condition and each of the other Offer Conditions have been satisfied, Purchaser has irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Ipsen and Purchaser expect to consummate the Merger on March 2, 2023 pursuant to the terms of the Merger Agreement in accordance with Section 251(h) of the DGCL, without a vote on the adoption of the Merger Agreement by Albireo’s stockholders. As a result of the Merger, the separate corporate existence of Purchaser will cease and Albireo will continue as the surviving corporation in the Merger under the name “Albireo Pharma, Inc.”, thereby becoming a wholly owned subsidiary of Ipsen.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (a) held by Albireo (or in Albireo’s treasury) or any subsidiary of Albireo, or by Ipsen, Purchaser or any other direct or indirect wholly owned subsidiary of Ipsen, or by Albireo stockholders who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (b) irrevocably accepted for purchase in the Offer) will be converted into the right to receive the Merger Consideration, without interest and subject to any withholding of taxes required by applicable legal requirements. The Shares will be de-listed from, and will cease to trade on, Nasdaq. Ipsen and Albireo intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Albireo’s reporting obligations under the Exchange Act.”

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated January 23, 2023.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published January 23, 2023 in the Wall Street Journal.

(a)(5)(A)*	Joint Press Release of Albireo and Ipsen SA, dated January 9, 2023 (incorporated herein by reference to Exhibit 99.1 to Schedule TO-C filed by Ipsen SA on January 10, 2023).

(a)(5)(B)**	Press Release issued by Ipsen SA on February 22, 2023 announcing extension of the Offer.

(b)(1)* †	Revolving Facility Agreement, dated May 24, 2019, by and among Ipsen SA, as the Borrower, BNP Paribas SA, Groupe Crédit Agricole, HSBC France and Société Générale, as Global Mandated Lead Arrangers and Bookrunners, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, BRED Banque Populaire, Natixis and Wells Fargo Bank International U.C., as Mandated Lead Arrangers, Société Générale, as Agent, Natixis, as CSR Coordinator, and the financial institutions listed therein, as Original Lenders.

(d)(1)*	Agreement and Plan of Merger, dated as of January 8, 2023, by and among Albireo, Ipsen, Purchaser and, solely for the limited purposes set forth therein, Guarantor (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Albireo on January 9, 2023).

(d)(2)(A)*	Mutual Confidentiality Agreement, effective as of January 17, 2022, by and between Albireo and Ipsen Bioscience, Inc.

(d)(2)(B)*	Mutual Confidentiality Agreement, effective as of June 10, 2022, by and between Albireo and Guarantor.

(d)(3)*	Form of Contingent Value Rights Agreement, by and between Purchaser and the Rights Agent.

(g)*	Not applicable.

(h)*	Not applicable.

(107)**	Filing Fee Table.

*	Previously filed on January 23, 2023 as an exhibit to the Schedule TO.
**	Previously filed on February 22, 2023 as an exhibit to Amendment No. 1 to the Schedule TO.
†	Confidential portions of this exhibit have been omitted.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2023

ANEMONE ACQUISITION CORP.

By:	/s/ Christelle Huguet
Name:	Christelle Huguet
Title:	Chief Executive Officer and President

IPSEN BIOPHARMACEUTICALS, INC.

By:	/s/ Stewart Campbell
Name:	Stewart Campbell
Title:	Executive Vice President and President, North America

IPSEN PHARMA SAS

By:	/s/ David Loew
Name:	David Loew
Title:	President

IPSEN S.A.

By:	/s/ David Loew
Name:	David Loew
Title:	Chief Executive Officer